Exhibit 99.1

ENTRÉE GOLD PROVIDES UPDATE ON OYU TOLGOI
 POWER PURCHASE AGREEMENT

Vancouver, B.C., November 5, 2012 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") is pleased to announce that the power supply deal for the Oyu Tolgoi mine in Mongolia has been finalized.  Turquoise Hill Resources announced today that Oyu Tolgoi LLC has signed a binding power purchase agreement with the Inner Mongolia Power Corporation.  This agreement is a critical milestone in the development of the Oyu Tolgoi mining complex.

Turquoise Hill stated that finalization of the power purchase agreement will enable Oyu Tolgoi to complete commissioning leading to the first production of copper-gold concentrate.  Oyu Tolgoi is expected to begin a seven-week commissioning of the ore-processing equipment within the next few weeks.  First concentrate production will follow within one month and the commencement of commercial production is expected three to five months later.

Greg Crowe, Entrée’s President and CEO commented, “On October 9, 2012, Turquoise Hill announced that construction of the power transmission infrastructure has been completed and the power lines are ready for use.  Conclusion of the power purchase agreement is the final step to securing the initial supply of electricity to the nearly-completed mine.  Rio Tinto, Turquoise Hill and Oyu Tolgoi LLC are reportedly on track to bring the first phase of the world-class Oyu Tolgoi mine into production in the first half of 2013.  The commencement of commercial production from the open pits will be vital to the further development of Mongolia’s economy.”

Lift 1 of the Entrée-Oyu Tolgoi LLC joint venture’s Hugo North Extension deposit is included in the second phase of development.  Entrée has a carried interest in the Hugo North Extension deposit and the much larger Heruga deposit, both of which form part of the Oyu Tolgoi mining complex.  First development production on the joint venture property is expected as early as 2015.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining complex in Mongolia, Entrée Gold has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.  Phase 1 is on the verge of production, and Entrée Gold could see first development production from the joint venture ground as early as 2015.

In addition to being on the path to production in Mongolia, Entrée Gold has been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts the sizeable Ann Mason copper and molybdenum porphyry deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.  Based on the PEA announced in October, 2012, the Ann Mason deposit is expected to yield a base case pre-tax, 7.5% net present value of $1.11 billion and an internal rate of return of 14.8%, using assumed copper, molybdenum, gold and silver prices of $3.00/lb, $13.50/lb, $1,200/oz and $22/oz, respectively*.

Rio Tinto and Turquoise Hill Resources (formerly Ivanhoe Mines) are major shareholders of Entrée, holding approximately 13% and 11% of issued and outstanding shares, respectively.  Rio Tinto, through its majority ownership of Turquoise Hill Resources, beneficially owns 23.6% of Entrée’s issued and outstanding shares.

FURTHER INFORMATION

Mona Forster
Executive Vice President
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mforster@entreegold.com

*Readers are cautioned that the PEA on the Ann Mason deposit is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to future mineral production, anticipated business activities, corporate strategies and future financial performance.  In  certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”,  or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. While Entrée has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; that the prices of copper, gold, silver and molybdenum and foreign exchange rates will remain relatively stable; the effects of general economic conditions, including inflation; future actions by Rio Tinto, Turquoise Hill Resources, Oyu Tolgoi LLC  and government authorities including the Government of Mongolia; the availability of capital; that applicable legislation, including legislation with respect to taxation, will not materially change; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; recent global financial conditions; actual results of current exploration activities; changes in project parametres as plans continue to be refined; inability to upgrade inferred mineral resources to indicated or measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors described in the Company’s Annual Information Form for the financial year ended December 31, 2011, dated March 29, 2012 and the Company’s most recent Management’s

Discussion and Analysis filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.